Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Apex Technology Acquisition Corporation and AvePoint Announce First Quarter 2021

Financial Results

BURLINGAME, CA, and JERSEY CITY, NJ - May 20, 2021 – Apex Technology Acquisition Corporation (NASDAQ: APXT, “Apex”) and AvePoint, Inc., (“AvePoint” or the “Company”) the largest data management solutions provider for Microsoft 365, today announced AvePoint’s financial results for the first quarter ended March 31, 2021.

“The momentum in our business continues to be strong, with our software-as-a-service revenue growing 78% year-over-year, comprising nearly half of total Company revenue,” said Dr. Tianyi “TJ” Jiang, CEO of AvePoint. “The investments we are making in our go-to-market organization, including the build out of new channel partnerships, are starting to generate results. Coupled with the significant demand opportunity created by the acceleration of Microsoft 365 and Microsoft Teams adoption, we believe we are well positioned to drive growth in 2021 and the years ahead.”

First Quarter 2021 Financial Results

•	Total Revenue of $38.8 million, up 19% year-over-year

•	Total ARR[1] of $129.2 million as of March 31, 2021, up 33% year-over-year

•	SaaS Revenue of $18.3 million, up 78% year-over-year

•	GAAP Operating Loss of $5.9 million; GAAP Operating Margin of (15.3)%

•	Non-GAAP Operating Loss of $2.6 million; Non-GAAP Operating Margin[2] of (6.8)%

•	Cash and Cash Equivalents of approximately $64.6 million as of March 31, 2021; Company remains debt-free

Included in AvePoint’s first quarter GAAP and Non-GAAP operating results was approximately $1.2 million of incremental audit fees that were expensed in the quarter. This non-recurring expense was not previously included in the preliminary estimates as it was a reclassification accounting determination made subsequent to the quarterly financial closing process.

First Quarter 2021 Key Highlights

•

Microsoft showcased AvePoint leveraging the latest AI-powered Microsoft Turing to innovate new solutions at the recently concluded Microsoft Ignite online conference attended by over 200,000 IT professionals worldwide

[1]

AvePoint calculates annual recurring revenue (“ARR”) at the end of a particular period as the annualized sum of: (1) contractually obligated Annual Contract Value from subscription and maintenance revenue sources from all customers with a contract duration exceeding three months, and (2) the product of the current month’s monthly recurring revenue (“MRR”) multiplied by twelve (to prospectively annualize subscription revenue). MRR is attributable to AvePoint’s Channel business and includes contracts that may or may not be extended or renewed by AvePoint’s customers. ARR also includes some recurring professional services revenue, such as recurring technical account management services.

[2]	Calculated as non-GAAP Operating income dividend by Total Revenue.

•

AvePoint expanded channel business investment with senior leadership hires: Jason Beal, former Palo Alto Networks leader, will be AvePoint’s Channel SVP and Tony Lanni, former industry demand generation and channel marketing leader from Blackline, will be AvePoint’s Demand Generation SVP

•	Milestone channel growth achievements with the MSP business eclipsing 1,000 active partners and triple digit growth in partner-sourced bookings

Based upon the Company’s strong first quarter results, the Company raised its revenue guidance for fiscal year 2021 from $193.0 million to $194.0 million.

In addition, Apex today filed an amended registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which incorporates recent accounting and reporting changes for warrants issued by Special Purpose Acquisition Companies, or SPACs. The consummation of the business combination between Apex and AvePoint remains subject to customary closing conditions, including SEC review and the approval of the shareholders of Apex and AvePoint.

About AvePoint

AvePoint enables customers to collaborate with confidence. AvePoint’s data management solutions help its diverse, global customer base overcome complex transformation, governance, and compliance challenges in the Microsoft cloud. A five-time winner of the Global Microsoft Partner of the Year award, AvePoint offers the only full suite of SaaS solutions to migrate, manage and protect data in Microsoft 365. More than 7 million cloud users, including a quarter of the Fortune 500, rely on AvePoint’s solutions. AvePoint’s SaaS solutions are also available to managed service providers, so they can better support and manage their small and mid-sized business customers. Its multi-tenant solutions are available from over a dozen distributors in more than 100 cloud marketplaces worldwide. For more information about AvePoint, visit https://www.avepoint.com.

About Apex Technology Acquisition Corporation

Apex is a special purpose acquisition corporation led by co-CEOs Jeff Epstein, the former CFO of Oracle, and Brad Koenig, the former head of Goldman Sachs’ global technology investment banking team. For more information about Apex, visit https://apexacquisitioncorp.com.

Non-GAAP Financial Measures

To supplement AvePoint’s consolidated financial statements presented in accordance with GAAP, the Company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include non-GAAP operating income and non-GAAP operating margin. In order for AvePoint’s investors to be better able to compare its current results with those of previous periods, the Company has included a reconciliation of GAAP to non-GAAP financial measures at the end of this press release. These reconciliations adjust the related GAAP financial measures to exclude stock-based compensation expense. AvePoint believes the presentation of its non-GAAP financial measures enhances the user’s overall understanding of its historical financial performance. The presentation of AvePoint’s non-GAAP financial measures is not meant to be considered in isolation or as a substitute for its financial results prepared in accordance with GAAP, and AvePoint’s non-GAAP measures may be different from non-GAAP measures used by other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding AvePoint’s financial results for the first quarter ending March 31, 2021, revenue guidance for fiscal year 2021, the proposed transaction between AvePoint and Apex, AvePoint’s products and markets and expected future performance and market opportunities of AvePoint. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed below and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination discussed herein. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC, also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.

Investor Contacts:

AvePoint, Inc.

Erica Mannion, Sapphire Investor Relations, LLC.

ir@avepoint.com

617-542-6180

AvePoint, Inc. and Subsidiaries

Consolidated Statements of Operations

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Revenue:
SaaS	$18,259	$10,243
Termed license and support	8,727	7,744
Services	5,916	7,579
Maintenance and OEM	5,409	6,005
Perpetual license	489	1,090

Total revenue	38,800	32,661

Cost of revenue:
SaaS	4,440	2,514
Termed license and support	273	472
Services	5,585	7,012
Maintenance and OEM	480	369

Total cost of revenue	10,778	10,367

Gross profit	28,022	22,294
Operating expenses:
Sales and marketing	19,301	14,041
General and administrative	10,292	5,158
Research and development	4,102	2,894
Depreciation and amortization	258	273

Total operating expenses	33,953	22,366

Loss from operations	(5,931)	(72)
Interest income, net	13	4
Other income (expense), net	(63)	(828)

Loss before income taxes	(5,981)	(896)
Income tax benefit	(1,039)	(167)

Net loss	$(4,942)	$(729)

AvePoint, Inc. and Subsidiaries

Consolidated Balance Sheets

	March 31,	December 31,
	2021	2020
	(in thousands)
Total assets	$159,722	$169,054

Total liabilities	$140,567	$148,867
Total mezzanine equity	222,362	213,014
Total stockholders’ deficiency	(203,207)	(192,827)
Total liabilities, mezzanine equity, and stockholders’ deficiency	$159,722	$169,054

AvePoint, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	$(4,265)	$(2,257)
Cash provided by (used in) investing activities	(534)	598
Cash provided by (used in) financing activities	617	(16)
Effect of exchange rate on cash	(365)	(526)

Net increase (decrease) in cash and cash equivalents	(4,547)	(2,201)
Cash and Cash equivalents:
Cash and cash equivalents beginning of period	69,112	12,162

Cash and cash equivalents end of period	$64,565	$9,961

AvePoint, Inc. and Subsidiaries

Supplemental Financial Information

Reconciliation of GAAP to Non-GAAP Financial Data

	For the Three Months Ended March 31,
	2021	2020
	(in thousands)
GAAP operating loss	$(5,931)	$(72)
Stock-based compensation	3,289	75

Non-GAAP operating income	$(2,642)	$3
Non-GAAP operating margin	(6.8%)	0.0%